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                                  April 6, 2006

John Reynolds, Assistant Director
David Link Senior Attorney
Yuna Peng, Staff Attorney
U. S. Securities & Exchange Commission                  BY MAIL AND EDGAR
450 Fifth Street N. W.
Washington, DC 20549

Re:   South Street Ventures VII, Inc.
      Form SB-2 Filed October 26, 2004
      File No: 333-119964

Dear Sirs and Ms. Peng:

Pursuant to Rules 477(a) and(c) of Regulation C of the Commission's General Rules and Regulations under the Securities Act of 1933 ("Securities Act"), the undersigned, for and on behalf of the Registrant, respectfully requests and applies for an immediate Order granting withdrawal of the above referenced Registration Statement on Form SB-2, together with all exhibits thereto (collectively, "Registration Statement") as consistent with the public interest and with the protection of investors.

The Registrant makes this application for withdrawal of the Registration Statement because we understand that the Staff now considers offerings of this type to be primary offerings. Under the circumstances, the Registrant believes that it cannot complete the registration as filed nor pay the concomitant expenses of registration and can meet its capital needs through private placements and otherwise. No securities were sold in connection with this proposed offering. We also note that no shares were issued to China World Trade or its shareholders as described in the filing, although the filing was confusing on this point.

The Registrant does not anticipate reliance on Rule 155(c) of the General Rules and Regulations under the Securities Act, but nevertheless reserves the right to elect to undertake a subsequent private offering in reliance on Rule 155(c) if Rule 155(c) is otherwise available.

If you have any questions regarding this application for withdrawal, please contact me. As always, we appreciate the courtesies of the Staff and thank you for your assistance.

                                                Very truly yours,


                                                By: /s/ Charles W. Barkley
                                                    -------------------------
                                                    President